[redacted]S AND EXCHANGE COMMISSION

05039339

UNITED STATES
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-46219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Broadway 2nd Floor

(No. and Street)

New York	New York	10006-3007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Meyers (212) 742-4200

(Area Code — Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER, LLP

(Name — if individual, state last, first, middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Victor J. Puzio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Financial Officer

Title

Notary Public

STANLEY R. GOLDSTEIN
Notary Public, State of New York
No. 02GO1497210
Qualified in Rockland County
Commission Expires July 31, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filling, see Section 240.17a-5(e)(3)

Meyers Associates, LP

Statement of Financial Condition

December 31, 2004

MEYERS ASSOCIATES, LP

CONTENTS

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.mrweiser.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, the Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions seek compensatory and punitive damages approximately of $2,300,000 for which the partnership has a general reserve of $150,000. Punitive damages may also be assessed. The ultimate outcome of these matters is not presently determinable and the financial statements do not include any additional adjustments to reflect the extent of the Partnership's liability that may result from their ultimate outcome.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N.Y.
February 11, 2005

MEYERS ASSOCIATES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 146,091
Deposit held as collateral with clearing broker	250,123
Due from clearing broker	1,083,238
Securities owned, at market	1,073,563
Advances to employees	329,700
Employee loans receivable, net of allowance of $76,584	295,167
Commissions receivable	101,760
Furniture and equipment, net of $11,369 accumulated depreciation	26,040
Other assets	149,180
	$ 3,454,862

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Due to clearing broker	$ 1,023,380
Securities sold, not yet purchased, at market	106,542
Commissions payable	381,300
Accrued expenses and other liabilities	408,740
Total liabilities	1,919,962
Commitments and contingencies	
Liabilities subordinated to claims of general creditors	110,000
Partners' capital	1,424,900
	$ 3,454,862

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Business:

Meyers Associates, LP ("Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Partnership has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Securities not readily marketable are normally at cost unless there has been a significant change in current operating performance. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Partnership.

Income Taxes:

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. There is a provision for local income taxes presented in the accompanying financial statement since the Partnership is subject to local unincorporated business taxes. In addition, the partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

Cash Equivalents:

The Partnership considers cash equivalents as highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.

The Partnership maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the cash accounts exceeded the federally insured limits by $46,091.

Advances to Employees:

The Partnership has made certain employee advances. If the employee satisfies the terms of their employment agreement, the advance will be forgiven.

Furniture and Equipment:

Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates:

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. CLEARING AGREEMENT:

The Partnership has an agreement with a brokerage clearing firm to carry its account and the accounts of its customers' accounts. The broker has custody of the Partnership's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to broker or for securities sold short or purchased on margin as well as collateral against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $250,000. At December 31, 2004, deposits held as collateral amounted to $250,123.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The subordinated borrowing at December 31, 2004 consists of a $110,000 subordinated debt agreement ("Subordinated Debt Agreement") with an officer and majority shareholder of the Partnership, bearing no interest and expiring on June 1, 2005.

The Subordinated Debt Agreement has been approved by the NASD and, therefore, is available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid until June 1, 2005.

4. PROFIT SHARING PLAN:

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. There are no matching contributions by the Partnership.

5. REGULATORY NET CAPITAL REQUIREMENTS:

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2004, the Partnership had regulatory net capital of $601,327 and a minimum regulatory net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.49 to 1.

6. COMMITMENT AND CONTINGENCIES:

Litigation:

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions, including certain arbitrations, seek compensatory and punitive damages of approximately $2,300,000. Punitive damages may also be assessed. The Partnership is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously. As of December 31, 2004, the Partnership has a reserve of approximately $150,000 for the aforementioned actions and arbitrations. This liability is included in accrued expenses.

Customer Transactions:

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Leases:

The Partnership leases office spaces in New York, Florida and Arizona under noncancellable lease agreements expiring on various dates from 2005 to 2015. The lease agreements contain escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31	Minimum Rental Payments
2005	$ 428,000
2006	417,000
2007	376,000
2008	369,000
2009	377,000
Thereafter	2,384,000
	$ 4,351,000

7. FURNITURE AND EQUIPMENT:

Furniture and equipment at December 31, 2004 consisted of:

		Estimated Useful Lives
Furniture	$ 1,132	5 years
Equipment	36,277	3-5 years
	37,409	
Less: Accumulated depreciation	11,369	
	$ 26,040	